
June 6, 2024

Kendrew Hartanto
Chief Executive Officer
BrilliA Inc
220 Orchard Road
Unit 05-01, Midpoint Orchard
Singapore 238852

>   **Re: BrilliA Inc**
>   **Amendment No. 2 to Draft Registration Statement on Form F-1**
>   **Submitted May 31, 2024**
>   **CIK No. 0002000230**

Dear Kendrew Hartanto:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 24, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Unaudited Pro Forma Condensed Combined Financial Information, page 37

1.   Please address the following:

  • We note your revisions made in the first paragraph on page 37 in response to prior comment 9. In this regard we see that you have included the respective comparable prior periods in a single column alongside the current period presentation. Revise your presentation to include separate pro forma statements of profit or loss and other comprehensive income (along with related pro forma adjustments and corresponding footnotes) for the six months ended September 30, 2023, the six months ended

September 30, 2022, the fiscal year ended March 31, 2023, and the fiscal year ended March 31, 2022.

- Refer to the statements of profit or loss and other comprehensive income. Provide sub-totals in the column of your transaction accounting adjustments as previously requested in prior comment 11. We note you only provided the sub-totals on the pro forma statement of financial position.

- Refer to the tabular disclosure in adjustment (c) on page 41. Please reconcile the amounts shown for the line item pro forma adjusted net profit with the amounts disclosed on page 39 for the line item profit for the financial year, attributable to the owners of the parent.

- Refer to the tabular disclosure in adjustment (d) on page 41. For the sub footnote (1) disclosure, clarify that you are presenting pro forma for the reorganization only, and not pro forma as adjusted for the net proceeds of the offering.

Related Party Transactions, page 101

2. We note your response to our prior comment 15 and reissue it in part. Please revise this section to provide the information required by Item 4(a) of Form F-1 and Item 7.B of Form 20-F. Your revised disclosure should clearly describe the nature and extent of any transactions which are material or unusual in their nature or conditions, and the amount of outstanding loans and other information required by Item 7.B of Form 20-F, including with respect to the underlying transactions reported in the table on page 103. File any related party contract required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Index to Financial Statements, page F-1

3. We note your disclosures made in response to prior comment 16. As previously requested, also disclose under Basis of Presentation on pages F-37 and F-97 as to whether all adjustments are of a "normal" recurring nature.

Kendrew Hartanto
BrilliA Inc
June 6, 2024
Page 3

      Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Ye Mengyi "Jason"